Elektrim

02028044

Warsaw, 11 March 2002

Re: Rule 12g 3 – 2(b), File 82/4665

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
USA

Attention: Division of International Corporate Finance

Dear Sirs,

In accordance with the provisions of Rule 12 g 3-2 (b) we enclose documents listed below which were made public:

1. **Announcement dated 1 February 2002 :**

The Management Board of Elektrim S.A. announces that it has been informed by BRE Bank S.A. (by fax) that as a result of purchase transactions, BRE Bank S.A. holds 7,976,089 shares of Elektrim S.A. representing 9.52% of the company's share capital. The amount of shares entitles to 7,976,089 votes at the general meeting of shareholders (9.52% of the total number of votes at the general meeting of the company's shareholders).

Drugi Polski Fundusz Rozwoju - BRE Sp. z o.o., a subsidiary of BRE Bank S.A., holds 930,000 shares of Elektrim S.A. representing 1.11% of the share capital and 930,000 votes at the general meeting of shareholders (1.11% of the total number of votes at the general meeting of the company's shareholders).

In aggregate, BRE Bank S.A. presently holds (directly and indirectly) 8,906,089 shares of Elektrim S.A., which represent 10.63% of share capital and entitle to 8,906,089 votes at the general meeting of shareholders, which represent 10.63% of the total number of votes at the general meeting of the company's shareholders.

BRE Bank S.A. informs that it treats the above mentioned investment as medium-term.

dlw 3/29

Elektrim SA
ul. Pańska 77/79, 00-834 Warszawa
tel. (+48 22) 652 88 01, 652 81 11
fax (+48 22) 652 87 56; www.elektrim.pl

2. Announcement dated 5 February 2002 :
The Management Board of Elektrim S.A. announces that on 5 February 2002, a notice was filed with the Regional Prosecutor's Office in Warsaw of the suspicion of an offence having been committed by persons acting on behalf of BRE Bank S.A.

The notice refers to the fact of using confidential information relating to Elektrim S.A. by BRE Bank S.A. to purchase the Company's shares to take control of it which, in the opinion of Elektrim S.A., bears the features of a criminal offence provided for in art. 176 section 2 of the Law on Public Trading of Securities.

3. Announcement dated 5 February 2002 :
Elektrim S.A. announces that the Supervisory Board at its meeting held on 5 February 2002 approved the following resolutions:

Resolution 1
of the Supervisory Board of Elektrim S.A. dated 5 February 2002

The Supervisory Board of Elektrim S.A., acting pursuant to § 17 section 3 of the Company Statutes and art. 368 § 4 of the Commercial Companies Code:
1. Revokes the resolution of the Supervisory Board of Elektrim S.A. dated 30 January 2002 regarding the suspension of Mr Jacek Marek Walczykowski in his duties of a member of the Management Board.
2. Recalls Mr Jacek Marek Walczykowski from the Management Board of Elektrim S.A. and from the post of Vice President of the Management Board - Deputy Director General of Elektrim S.A.

The resolution enters into force on approval.

Resolution 2
of the Supervisory Board of Elektrim S.A. dated 5 February 2002

The Supervisory Board of Elektrim S.A. withdraws the delegation to the Chairman of the Supervisory Board Mr Waldemar Siwak to temporarily perform the duties of the President of the Management Board resulting from resolution 5 of the Supervisory Board of Elektrim S.A. dated 25 May 2001.

The resolution enters into force on approval.

Resolution 3
of the Supervisory Board of Elektrim S.A. dated 5 February 2002

The Supervisory Board of Elektrim S.A., acting pursuant to § 17 section 2 of the Company Statutes and art. 368 § 4 of the Commercial Companies Code, appoints Mr Dariusz Jacek Krawiec to the Management Board of Elektrim S.A. for a three-year term of office and assigns him the post of the President of the Management Board.

The resolution enters into force on approval.

Resolution 4
of the Supervisory Board of Elektrim S.A. dated 5 February 2002

The Supervisory Board of Elektrim S.A., at the request of the President of the Management Board pursuant to § 17 section 2 of the Company Statutes and art. 368 § 4 of the Commercial Companies Code, appoints Mr Jan Stanisław Rynkiewicz to the Management Board of Elektrim S.A. for a three-year term of office and assigns him the post of Vice President of the Management Board.

The resolution enters into force on approval.

4. Announcement dated 6 February 2002 :
With reference to current report no 21/02 dated 5 February 2002, the Management Board of Elektrim S.A. ("Company") announces that on 6 February 2002, it received a letter from BRE Bank S.A. in which the Bank indicated what information it had used when purchasing the shares of the Company, in particular, it clarified that it had not used any confidential information. In view of the explanation received by the Company from BRE Bank S.A. Elektrim's Management Board has filed a petition with the Regional Prosecutor's Office in Warsaw requesting that no proceeding be commenced on the basis of the Company's notice of a suspicion of a crime having been committed under art. 176 section 2 of the Law on Public Trading of Securities dated 21 August 1997 (Dz. U. No 118, position 754, as amended) consisting in using confidential information to purchase the Company's shares.

5. Announcement dated 7 February 2002 :
The Management Board of Elektrim S.A. announces that on 6 February 2002 it was advised by its attorneys representing Elektrim S.A. in the arbitration proceedings pending in the International Arbitral Centre of the Federal Economic Chamber in Vienna in the case of DeTe Mobil Deutsche Telekom MobilNet GmbH ("DT Mobil") vs. Elektrim S.A. and Elektrim Telekomunikacja Sp. z o.o. (case ref. no SCH – 4750) that DT Mobil had filed an *Amendment to its Statement of Claims* in the above arbitration. DT Mobil requests that the Arbitration Tribunal declare an interim award stating that in connection with the commencement of composition proceedings Elektrim S.A. is "economically impaired" in the meaning of art. 19 of the Shareholders Agreement of Polska Telefonia Cyfrowa Sp. z o.o. ("PTC") and therefore is in material default under the PTC Shareholders Agreement. The reasons underlying the recognition of the Company as economically impaired and the potential consequences of such an award being declared were presented in current report no 14/02. The declaration of such an award would, in particular, enable DT Mobil to exercise the Call Option on PTC shares held by the Company (art. 16 of the PTC Shareholders Agreement).

6. Announcement dated 11 February 2002 :
The Management Board of Elektrim S.A. announces that on 11 February 2002, it received a letter from BRE Bank S.A. requesting Elektrim's Management Board change the date of convening the shareholders' meeting by accelerating the date and setting it for 10 April 2002, at the latest.

In the justification to the request BRE Bank S.A. states that setting a new date for the shareholders' meeting would enable to avoid the continuation of a dispute in court as the date would meet the expectations of the shareholders who had requested that the Extraordinary Shareholders' Meeting be convened by 15 February 2002 (Current Report no 5/02 and No 12/02).

The Company's Management Board will present its position on this matter in the nearest time.

7. Announcement dated 11 February 2002 :

The Management Board of Elektrim S.A. announces that it received the following order from the Judge Commissioner dated 1 February 2002:

"Obligate Elektrim S.A. to:

1. Present in writing, by 5 February 2002, the result of closing the books of the debtor as at 15 January 2002.
2. Present a draft of the list of receivables by 7 February 2002.
3. Present a restructuring program including the specification of funding sources by 7 February 2002.
4. Declare whether the presented composition proposals remain unchanged.
5. Indicate sources of financing composition proposals taking into account the present price for shares and other assets by 7 February 2002.
6. Submit the resolution of the Supervisory Board dated 30 January 2002 regarding changes in the Management Board by 5 February 2002.
7. Present a list of expenses incurred by Elektrim S.A. including payment by credit cards from 16 January 2002 to 1 February 2002, by 5 February 2002,

Obligate the Court Supervisor to present the explanations of the Supervisory Board relating to the effected and planned changes of strategy and tactics of Elektrim's activities."

Owing to the broad scope of documents and a short time granted for their preparation, on 6 February 2002, the new Management Board of Elektrim S.A. presented a response to some of the above mentioned issues and filed a request for a prolongation of the date of presenting the remaining materials to the judge Commissioner by 12 February 2002.

8. Announcement dated 12 February 2002 :

The Management Board of Elektrim S.A. announces that in compliance with the order of the Judge Commissioner dated 1 February 2002 relating to the composition proceeding, on 12 February 2002 the Management Board submitted a response to the District Court, XVII Bankruptcy-Composition Department, to the above mentioned order. The key elements of the response are presented below.

1. Restructuring Program

Since 2001, Elektrim S.A. has been carrying out a restructuring program consisting in the following activities:

a. Consolidation of activities in subsidiary companies according to sectors in which the Elektrim Group is conducting business. According to preliminary data, in 2001, Elektrim Kable S.A. achieved a net profitability on the level of 2.1% compared to 3.6% in 2000 r.; Elektrim-Volt S.A. 1.6% vs. 0.7% respectively; Elektrim Megadex S.A. 1.0% vs.2.1%, and PAK S.A. 5.3% vs. 2.4%.

b. Pursuing the strategy of focusing on the power sector, which is a strategic sector for Elektrim S.A. In 2001, an effective process of selling telecoms and cable assets was continued. The proceeds from the sale of a portion of telecoms assets amounted to around EURO 590 million; the transaction of the sale of cable business generated around EURO 120 million (the transaction was executed in December 2001, cash inflow in 2002).

c. A reduction in the total level of the Company's debt. In 2002, a further sale of assets on terms that are profitable for the Company is planned with regard to those assets that do not have an influence on the business carried out in the power sector

d. Reduction in general administration costs in Elektrim S.A. Throughout 2001, headcount dropped from 180 persons at the beginning of the year to 107 at the end of 2001. According to preliminary data, in 2001, the cost of general administration went down by ca 44%, and the headcount – by ca 30%. The reduction in costs in 2002 will, in particular, be the result of reducing remuneration costs, renegotiation of the already signed contracts to reduce the level of claims from parties and the reduction in external advisory services' costs.

2. Sources of funding composition proposals

The new Management Board is continuing work on a few-year financial plan relating to the proposed debt settlement period. The plan will account for the operating costs and incomes as well as the realistically forecast proceeds from the sale of fixed and financial assets earmarked for a further repayment of liabilities.

The financial plan that is being prepared is aimed at determining Elektrim's funding sources in a way enabling to present the final composition proposals. At present, the Management Board does not have all the information that allows for specifying such proposals. The information that needs to be confirmed is, in particular, the possibility of selling telecoms assets and the potential possibility of gaining a strategic partner for Elektrim S.A. in its power sector business. Gaining such information and the preparation of new composition proposals is treated as the first of the Management Board's tasks.
Furthermore, the Management Board will be working on improving the debt settlement proposals presented to creditors. To make a progress in this matter talks have been initiated with bondholders who have confirmed their readiness to hold talks to find solutions acceptable for both parties.

In addition, the Company's Management Board has submitted the result of closing the books as at 15 January 2002:

1. The balance sheet of Elektrim S.A. on the assets and liabilities side is PLN 8,357,757,008.31.
2. Balance sheet liabilities amount to PLN 2,781,207,605.04.
3. Balance sheet liabilities under the composition proceeding amount to PLN 1,959,164,902.96.

The Company's Management Board would like to draw attention to the fact that closing the books as at 15 January 2002 is the direct result of the Judge Commissioner's order referred to above and is of an exceptional nature. With respect to the above, the data presented above are not fully comparable, due to certain methodological differences, with data presented for 4Q 2001.

9. Announcement dated 13 February 2002 :

The Management Board of Elektrim S.A. announces that at its meeting held on 13 February 2002, the Management Board passed the following resolution:

"The Company's Management Board, acting pursuant to § 18 section 2 of the Company Statutes, to meet the expectations of shareholders resolves to move the date of the Extraordinary Shareholders' Meeting convened for 25 May 2002 to 10 April 2002 at 11 hours.

10. Announcement dated 14 February 2002 :

The Management Board of Elektrim S.A. announces that according to the decision made on 13 February 2002 by the Judge Commissioner in the composition proceeding of Elektrim S.A. after verifying receivables, the Judge Commissioner has entered 124 receivables for the total amount of PLN 2,333,982,156.33 in the list of receivables in the Company's composition proceeding.

Entering in the list entitles a creditor to participate in the proceeding and specifies the amount with which he is entitled to participate in the meetings of creditors.

11. Announcement dated February 2002 :

In accordance with paragraph 1 section 2 and paragraph 57 section 1 item 1 of the Ordinance of the Council of Ministers dated 16 October 2001 (Journal of Laws no. 139 entry 1569) the Board of Directors of Elektrim Spółka Akcyjna discloses in public this quarterly report for 4Q 2001,

Date submitted: 14 February 2001

SELECTED FINANCIAL DATA (current year)	in thousands of PLN		in thousands of EURO	
	4th quarter ended Dec. 31, 2001	4 quarters ended Dec. 31, 2001 cumulative	4th quarter ended Dec. 31, 2001	4 quarters ended Dec. 31, 2001 cumulative
I. Net sales revenues	126 369	273 113	34 938	74 807
II. Operating profit (loss)	(123 183)	(71 523)	(34 057)	(19 591)
III. Profit (loss) before taxes	278 436	135 752	76 980	37 183
IV. Net profit (loss)	390 195	247 511	107 878	67 795
V. Assets (as at Dec. 31, 2001)		**8 505 327**		**2 414 983**
VI. Total liabilities (as at Dec. 31, 2001)		**3 244 495**		**921 234**
VII. Long-term liabilities (as at Dec. 31, 2001)		**215 132**		**61 084**
VIII. Current liabilities (as at Dec. 31, 2001)		**3 029 363**		**860 150**
IX. Shareholders' Equity (as at Dec. 31, 2001)		**3 826 876**		**1 086 594**
X. Share capital		**83 770**		**23 785**
XI. *Number of shares* (as at Dec. 31, 2001)		**83 770 297**		**83 770 297**
XII. Profit (loss) per ordinary share (in PLN/EURO)	4,66	**2,95**	1,29	**0,81**
Diluted profit (loss) per ordinary share (in PLN/EURO)	4,66	**2,95**	1,29	**0,81**
XIV. Book value per share (in PLN/EURO) (as at Dec. 31, 2001)		**45,68**		**12,97**
XV. Diluted book value per share (in PLN/EURO) (as at Dec. 31, 2001)		**45,68**		**12,97**
XVI. Declared or paid dividend per share (in PLN/EURO)				

BALANCE SHEET (in thousands of PLN)	as at Dec. 31, 2001 end of 4th quarter	as at Sept. 30, 2001 end of prior quarter	as at Dec. 31, 2000 end of 4th quarter	as at Sept. 30, 2000 end of prior quarter
Assets				
I. Fixed assets	**6 355 823**	**6 593 363**	**8 091 266**	**7 977 225**
1. Intangible assets	3 586	2 170	2 886	1 860
2. Tangible fixed assets	81 989	85 059	85 103	82 944
3. Financial fixed assets	5 992 089	6 170 871	7 639 926	7 492 229
4. Long-term receivables	278 159	335 263	363 351	400 192
II. Current assets	**2 113 734**	**2 432 258**	**1 467 293**	**1 685 615**
1. Inventories	5 571	7 745	19 488	8 669
2. Current receivables	808 649	1 240 498	1 188 379	1 402 118
3. Own shares in treasury				
4. Current marketable securities	461 019	650 641	29 649	58 503
5. Cash and cash equivalents	838 495	533 374	229 777	216 325
III. Deferred expenses and income taxes	**35 770**	**79 828**	**110 622**	**195 270**
1. Deferred income taxes				
2. Deferred expenses and other deferred assets	35 770	79 828	110 622	195 270
Total Assets	**8 505 327**	**9 105 449**	**9 669 181**	**9 858 110**

Shareholders' Equity and Liabilities				
I. Shareholders' Equity	**3 826 876**	**3 436 681**	**3 701 127**	**4 119 332**
1. Share capital	83 770	83 770	83 770	83 770
2. Not paid-up share capital (negative value)				
3. Reserve capital	3 454 616	3 454 616	724 232	724 351
4. Revaluation reserve capital	5 443	5 443	5 443	5 324
5. Other reserve capitals	57 270	57 270	103 452	103 452
6. Foreign currency translation differences on the Company's foreign branches				
7. Prior years' retained earnings (accumulated loss)	(21 734)	(21 734)	(21 734)	(21 734)
8. Net profit (loss)	247 511	(142 684)	2 805 964	3 224 169
II. Reserves	**1 343 613**	**1 432 952**	**1 704 594**	**1 544 430**
1. Reserves on income taxes	1 342 910	1 419 314	1 520 694	1 526 889
2. Other reserves	703	13 638	183 900	17 541
III. Liabilities	**3 244 495**	**3 856 502**	**3 833 415**	**4 035 739**
1. Long-term liabilities	215 132	1 979 912	2 103 479	2 284 617
2. Current liabilities	3 029 363	1 876 590	1 729 936	1 751 122
IV. Accrued expenses and deferred income	**90 343**	**379 314**	**430 045**	**158 609**
Total Shareholders' Equity and Liabilities	**8 505 327**	**9 105 449**	**9 669 181**	**9 858 110**
Book value	**3 826 876**		**3 701 127**	
Number of shares	**83 770 297**		**83 770 297**	
Book value per share (in PLN)	**45,68**		**44,18**	
Anticipated number of shares	**83 770 297**		**114 880 573**	
Diluted book value per share (in PLN)	**45,68**		**44,18**	

OFF- BALANCE SHEET LIABILITIES	as at Dec. 31, 2001 end of 4th quarter	as at Sept. 30, 2001 end of prior quarter	as at Dec. 31, 2000 end of 4th quarter	as at Sept. 30, 2000 end of prior quarter
Off - balance sheet liabilities				
a) total value of guarantees extended, of which:	**389 017,00**	**450 887,00**	**459 649,00**	**491 888,00**
- for subsidiary companies	**163 447,00**	**269 924,00**	**240 633,00**	**249 858,00**
- for associated companies	**7 751,00**	**0,00**	**2 103,00**	**2 180,00**
- for parent company				
- for other entities	**217 819,00**	**180 963,00**	**216 913,00**	**239 850,00**
b) other off-balance sheet liabilities, by virtue of:				
-				
Total off-balance sheet liabilities	**389 017,00**	**450 887,00**	**459 649,00**	**491 888,00**

PROFIT AND LOSS ACCOUNT (in thousands of PLN)	4th quarter ended Dec. 31, 2001	4 quarters ended Dec. 31, 2001 cumulative	4th quarter ended Dec. 31, 2000	4 quarters ended Dec. 31, 2000 cumulative
I. Net sales revenues	**126 369**	**273 113**	**143 148**	**319 512**
1. Net sales of products	18 241	50 437	63 298	87 492
2. Net sales of merchandise and raw materials	108 128	222 676	79 850	232 020
II. Cost of sales	**120 525**	**235 690**	**140 873**	**302 500**
1. Cost of products sold	16 965	24 878	61 304	71 504
2. Cost of merchandise and raw materials sold	103 560	210 812	79 569	230 996
III. Gross profit (loss) on sales (I-II)	**5 844**	**37 423**	**2 275**	**17 012**
IV. Selling expenses	209	1 633	533	2 905
V. General administrative expenses	25 077	129 572	59 413	184 721
VI. Profit (loss) on sales (III-IV-V)	**(19 442)**	**(93 782)**	**(57 671)**	**(170 614)**
VII. Other operating income	(73 154)	273 512	140 294	242 260
VIII. Other operating expenses	30 587	251 253	371 485	488 875
IX. Operating profit (loss) (VI+VII-VIII)	**(123 183)**	**(71 523)**	**(288 862)**	**(417 229)**
X. Income on shares in other companies	83	764	299	4 063
XI. Income on other financial fixed assets	-	-	-	
XII. Other financial income	1 161 183	1 886 683	142 344	5 382 827
XIII. Financial expenses	759 647	1 680 172	278 181	642 455
XIV. Profit (loss) on ordinary activities (IX+X+XI+XII-XIII)	**278 436**	**135 752**	**(424 400)**	**4 327 206**
XV. Extraordinary items (XV.1. - XV.2.)	-	-	-	**(548)**
1. Extraordinary gains	-	-	-	
2. Extraordinary losses	-	-	-	(548)
XVI. Profit (loss) before taxes	**278 436**	**135 752**	**(424 400)**	**4 326 658**
XVII. Corporate income tax	(112 005)	(112 005)	(6 195)	1 520 694
XVIII. Other obligatory profit decreases (loss increases)	246	246	-	
XIX. Net profit (loss)	**390 195**	**247 511**	**(418 205)**	**2 805 964**

Net profit (loss) for 12 months		**247 511**		**2 805 964**
Weighted average number of ordinary shares		**83 770 297**		**83 770 297**
Earnings (loss) per ordinary share (in PLN)		**2,95**		**33,50**
Anticipated weighted average number of ordinary shares		**83 770 297**		**114 880 573**
Diluted earnings (loss) per ordinary share (in PLN)		**2,95**		**24,33**

STATEMENT OF SHAREHOLDERS' EQUITY	4th quarter ended Dec. 31, 2001	4 quarters ended Dec. 31, 2001 cumulative	4th quarter ended Dec. 31, 2000	4 quarters ended Dec. 31, 2000 cumulative
I. Shareholders' Equity at the beginning of the period (opening balance)	**3 436 519**	**3 701 127**	**4 119 332**	**649 410**
a) restatement for changes in accepted accounting principles (policies)				
b) adjustments of material misstatements		-121 761	-121 761	-121 761
I.a. Shareholders' Equity at the beginning of the period (opening balance), after restatement to comparative data	**3 436 519**	**3 579 366**	**3 997 571**	**527 649**
1. Share capital at the beginning of the period	**83 770**	**83 770**	**83 770**	**75 030**
1.1. Changes in share capital		0		8 740
a) additions, of which:		0		8 740

- issue of shares				
- conversion of bonds into shares				8 740
b) deductions, by virtue of:		0		0
- write-offs				
1.2. Share capital at the end of the period	**83 770**	**83 770**	**83 770**	**83 770**
2. Unpaid share capital at the beginning of the period				
2.1. Change in unpaid share capital				
a) additions				
b) deductions				
2.2. Unpaid share capital at the end of the period		**0**		**0**
3. Reserve capital at the beginning of the period	**3 454 616**	**724 232**	**724 232**	**271 910**
a) adjustments of material misstatements		-75 579	-75 579	-75 579
3.a. Reserve capital at the beginning of the period after restatement to comparative data	**3 454 616**	**648 653**	**648 653**	**196 331**
3.1. Changes in reserve capital		**2 805 963**		**452 322**
a) additions, of which:		**2 805 963**		**452 391**
- share premium				
- appropriation of profit (by law)		**27 114**		
- appropriation of profit (in excess of value required by law)		**2 778 849**		**107 689**
- conversion of bonds into shares				**344 702**
b) deductions, of which:		**0**		**69**
- loss coverage				
- restatement of revaluation capital				**69**
3.2. Reserve capital at the end of the period	**3 454 616**	**3 454 616**	**648 653**	**648 653**
4. Revaluation reserve at the beginning of the period	**5 443**	**5 443**	**5 443**	**5 374**
4.1. Changes in revaluation reserve		**0**		**69**
a) additions, of which:		0		69
-restatement of reserve capital				69
b) deductions, of which:		0		0
- sale and disposal of fixed assets				
4.2. Revaluation reserve at the end of the period	**5 443**	**5 443**	**5 443**	**5 443**
5. Other reserves at the beginning of the period	**57 270**	**103 452**	**103 452**	**103 452**
b) adjustments of material misstatements		-46 182	-46 182	-46 182
5.a. Other reserves at the beginning of the period after restatement to comparative data	**57 270**	**57 270**	**57 270**	**57 270**
5.1. Changes in other reserves		**0**		**0**
a) additions,				
b) deductions,				
5.2. Other reserves at the end of the period	**57 270**	**57 270**	**57 270**	**57 270**
6. Foreign currency translation differences on the Company's foreign branches				
7. Retained earnings (accumulated loss) at the beginning of the period	**-21 734**	**2 784 230**	**85 955**	**85 955**
7.1. Retained earnings at the beginning of the period	**0**	**2 805 964**	**107 689**	**107 689**
a. restatement for changes in accepted accounting principles (policies)				
b. corrections of material misstatements				
7.2. Retained earnings at the beginning of the period, after restatement to comparative data	**0**	**2 805 964**	**0**	**107 689**
a) additions		0		0
- appropriation of profits				
b) deductions, of which:		2 805 964		107 689
- appropriation of profits		2 805 964		107 689
7.3. Retained earnings at the end of the period	**0**	**0**		**0**
7.4. Accumulated loss at the beginning of the period	**-21 734**	**-21 734**	**-21 734**	**-21 734**

a. restatement for changes in accepted accounting principles (policies)				
b. corrections of material misstatements				
7.5. Accumulated loss at the beginning of the period, after restatement to comparative data	**-21 734**	**-21 734**	**-21 734**	**-21 734**
a) additions, of which:		0		0
-accumulated loss forward				
b) deductions, of which:		0		0
-				
7.6. Accumulated loss at the end of the period	**-21 734**	**-21 734**	**-21 734**	**-21 734**
7.7. Retained earnings or accumulated loss at the end of the period	**-21 734**	**-21 734**	**-21 734**	**-21 734**
8. Net profit (loss)	**247 511**	**247 511**	**2 805 964**	**2 805 964**
a) net profit	247 511	247 511	2 805 964	2 805 964
b) net loss				
II. Shareholders' Equity at the end of the period (closing balance)	**3 826 876**	**3 826 876**	**3 579 366**	**3 579 366**

CASH FLOW SATEMENT (in thousands of PLN)	**4th quarter ended Dec. 31, 2001**	**4 quarters ended Dec. 31, 2001 cumulative**	4th quarter ended Dec. 31, 2000	4 quarters ended Dec. 31, 2000 cumulative
A. Net cash flows - Operating activities (I+/-II) - indirect method	**587 166**	**376 585**	**136 277**	**(107 003)**
I. Net profit (loss)	**390 195**	**247 511**	**(418 205)**	**2 805 964**
II. Total adjustments	**196 971**	**129 074**	**554 482**	**(2 912 967)**
1. Depreciation and amortisation	1 553	6 421	1 407	4 951
2. (Gain) loss on foreign exchange differences	(11 658)	(34 560)	261	(9 681)
3. Interest and dividends	48 382	262 509	206 916	334 850
4. (Gain) loss on investing activities	(410 799)	(688 832)	(35 173)	(42 456)
5a. Change in reserves for accounts receivable	11 670	4 075	98 420	98 420
5. Change in other reserves	(12 935)	(183 197)	(1 360 531)	100 786
6. Corporate income tax as disclosed in the Profit and Loss Account	(10 625)	(112 005)	1 520 694	1 520 694
7. Corporate income tax paid	-	-	-	(166 599)
8. Change in inventories	2 173	13 917	(10 819)	(3 923)
9. Change in accounts receivable	559 834	566 494	124 019	208 088
10. Change in current liabilities (excluding loans and bank credits)	5 613	56 493	(141 706)	(17 151)
11. Change in deferred and accrued expenses	(244 889)	36 844	59 966	1 316
12. Change in deferred income	(24)	(301 694)	(4 978 383)	(4 972 714)
13. Other adjustments	258 676	502 609	5 069 411	30 452
B. Net cash flows - Investing activities (I-II)	**557 782**	**1 255 920**	**39 415**	**275 393**
I. Cash provided by investing activities	**564 215**	**1 496 410**	**210 514**	**1 311 251**
1. Sales of intangible assets	-		-	26
2. Sales of tangible fixed assets	792	2 927	72	13 790
3. Disposal of financial fixed assets, of which:	172 611	387 247	20 366	1 007 211
- in subsidiary companies	172 611	387 247	14 574	1 001 379
- in associated companies	-		-	
- in parent company	-		-	
4. Disposal of current marketable securities	389 850	1 101 378	53 635	121 105
5. Long-term loans collected	-	1 855	102 286	105 787
6. Dividends received	83	764	1 037	4 063

7. Interest received	879	2 149	5 465	16 115
8. Other income	-	90	27 653	43 154
II. Cash used in investing activities	**(6 433)**	**(240 490)**	**(171 099)**	**(1 035 858)**
1. Purchases of intangible assets	-	(657)	(2 623)	(2 656)
2. Purchases of tangible fixed assets	(635)	(3 479)	(4 092)	(7 493)
3. Acquisition of financial fixed assets, of which:	(4 583)	(64 614)	(68 067)	(640 273)
- in subsidiary companies	(4 583)	(64 614)	(6 714)	(578 900)
- in associated companies	-		-	
- in parent company	-		-	
4. Acquisition of own shares for treasury	-		-	
5. Acquisition of current marketable securities	(32)	(8 726)	(10 350)	(25 561)
6. Long-term loans granted	-	-	-	(62 598)
7. Other expenses	(1 183)	(163 014)	(85 967)	(297 277)
C. Net cash flows - Financing activities (I-II)	**(839 827)**	**(1 023 787)**	**(162 240)**	**(138 585)**
I. Cash provided by financing activities	**4 230**	**1 832 254**	**487 769**	**2 082 193**
1. Long-term bank credits and loans contracted	-	48 453	-	30 000
2. Issuance of bonds or other long-term notes payable	-		-	-
3. Current bank credits and loans contracted	-	286 373	426 578	1 086 395
4. Issuance of bonds or other current commercial papers	-	1 473 593	45 002	932 502
5. Issuance of shares	-		-	
6. Interest received	4 230	9 899	-	
7. Other income	-	13 936	16 189	33 296
II. Cash used in financing activities	**(844 057)**	**(2 856 041)**	**(650 009)**	**(2 220 778)**
1. Payments of long-term bank credits and loans	(121 506)	(162 759)	-	
2. Redemption of bonds and other long-term notes payable	-		23	
3. Payments of current bank credits and loans	(381 151)	(653 170)	(385 184)	(1 225 417)
4. Redemption of bonds or other current commercial papers	(288 700)	(1 638 593)	(115 500)	(687 000)
5. Issuance of shares expenses	-		-	
6. Own shares retired	-		-	
7. Dividends and other payments to shareholders	-		-	
8. Remuneration from net profit for the Management and Supervisory Board members	-		-	
9. Charitable contributions	(5)	(128)	(4 762)	(5 058)
10. Finance lease commitments paid	-		-	
11. Interest paid	(52 695)	(287 108)	(57 883)	(131 350)
12. Other expenses	-	(114 283)	(86 703)	(171 953)
D. Total net cash flows (A+/-B+/-C)	**305 121**	**608 718**	**13 452**	**29 805**
E. Change in balance-sheet cash and cash equivalents	**305 121**	**608 718**	**13 452**	**29 805**
- of which change in cash and cash equivalents by virtue of foreign exchange differences	(11 533)	(11 312)	13 540	23 185
F. Cash and cash equivalents - beginning of period	**533 374**	**229 777**	**216 325**	**199 972**
G. Cash and cash equivalents - end of period (F+/-D)	**838 495**	**838 495**	**229 777**	**229 777**
- of which cash and cash equivalents with a restricted possibility of disposal	200 578		101 216	

Notes to the Financial Statements for 4Q 2001

Accounting principles adopted in the preparation of these financial statements are described in the introduction to the SA-P financial statements for the first six months of 2001.
Data has been disclosed in accordance with the accounting principles used in valuation of assets and liabilities and arriving at net profit or loss as of the balance sheet date pursuant to laws and regulation in force. Accounting principles adopted by Elektrim S.A. were not subject to any amendments.

In order to present certain financial data, assets and liabilities were translated into euros at the mid-rate announced by the National Bank of Poland as of the balance sheet date (31 December 2001), i.e. 3.5219. Income statement items were translated into euros at a rate computed as the arithmetic mean of mid-rates announced by the National Bank of Poland as of the end of each month during the first, second, third and fourth quarter of 2001 (i.e. 1Q 2001: 3.8015, 3.7535, 3.6170; 2Q 2001: 3.5364, 3.3969, 3.3783; 3Q 2001: 3.711, 3.8843, 3.881; 4Q 2001: 3.7069, 3.6223, 3.5219 respectively and, hence, 3.7240 for 1Q 2001, 3.4372 for 2Q 2001, 3.8254 for 3Q 2001, and 3.6170 for 4Q 2001). Cumulatively, the rate for the entire year amounted to 3.6509.

Elektrim S.A. is the parent company for a group of companies focused primarily on telecommunications, power and cable manufacturing. Its main responsibility is to formulate and develop the Group's strategy and to perform the corporate governance function at the Group's level. Nearly all operating activities are delegated to its subsidiaries. Therefore, financial results of Elektrim S.A. are not indicative of the performance of the Elektrim Group. Only consolidated group figures reflect the operations and results of the Elektrim Group in a proper manner.

Significant Events

ELEKTRIM S.A.

In the fourth quarter of 2001, Elektrim S.A. ("Elektrim" or "the Company") closed a transaction that had been agreed on under a contract of 4 September 2001 between Elektrim, Vivendi Universal SA ("Vivendi") and Elektrim Telekomunikacja Sp. z o.o. ("ET") and this was the most significant event of that period. As provided for in the contract, ET purchased from Elektrim its fixed line and data transmission companies. On 11 December 2001, Elektrim received from ET the last payment of EUR 280 million (an instalment of EUR 9.6 million is suspended as security until all potential claims of ET against Elektrim are finally settled).

On 14 December 2001 the Company signed an agreement with Krakowska Fabryka Kabli S.A. ("KFK") to sell 70.49% of shares in Elektrim Kable S.A. ("EK") for a minimum amount of US$ 110 million in order to improve Elektrim's funding structure. Before the share purchase agreement with KFK was made Elektrim had repaid its short-term loan of PLN 125 million granted by Bank Pekao S.A. and, as a result, the Bank had released EK shares from pledge. On 20 December 2001, Elektrim repurchased from BRE Bank S.A. 200 registered series A bonds for PLN 225.3 million. As a consequence, 25% of ET's assets, which had been used as security of the issued bonds, were released from pledge. The excessive security offered a multiplied coverage of liabilities. Consequently, Elektrim reinstated one of its key assets to its unrestrained value.

On 17 December 2001, exchangeable bonds of EUR 479 million were submitted for an early redemption. The bonds (with the original maturity in 2004) were issued by Elektrim Finance B.V. and underwritten by Elektrim. In spite of all-out efforts made by the Management Board, the Company were not able to accumulate funds required to repay the bonds on their due date. In addition, Elektrim distributed coupons of EUR 8.4 million to the bondholders, which were also to be paid on 17 December 2001.

The negative result of a search for a consortium that would be able to arrange adequate funds to repay the Company's liabilities forced the Management Board to submit a petition for the commencement of composition proceedings at the Warsaw District Court. On 16 January 2002, the Court issued an order to open the composition proceedings with the Company's creditors.

Upon request submitted by the group of entitled shareholders, on 23 January 2002 Elektrim called an Extraordinary General Meeting of Shareholders to be held on 25 May 2002. On 13 February 2002, the Management Board set a new date of the Extraordinary General Meeting of Shareholders: 10 April 2002.

POWER AND CABLE MANUFACTURING

Privatization of G-8

The Minister of the Treasury granted Elektrim S.A., as leader of a consortium, an exclusive right to negotiate the purchase of 25% shares in eight power distribution companies (constituting so-called Northern Group or G-8). On 19 November 2001, the G-8 share purchase agreement was signed by El-Dystrybucja Sp. z o.o., as Purchaser, Elektrim S.A. and Kulczyk Holding S.A., as underwriters, and the Minister of the Treasury. However, so-called social guarantees were not agreed on and signed with the representatives of employees of the power distribution companies. Thus, Elektrim's exclusive right to negotiate the deal expired and the term of the offer for the purchase of shares was extended till 30 June 2002.

Shareholders of El-Dystrybucja Sp. z o.o. are Elektrim S.A. with its subsidiaries (ZE "PAK" S.A. and Elektrim Volt S.A.) and Energia S.A. (a company from the group Kulczyk Holding S.A.).

Pątnów–Adamów–Konin Power Plants

In the fourth quarter of 2001, after a US$ 392 million long-term loan agreement had been finalised with a consortium consisting of the European Bank for Reconstruction and Development, Citibank N.A., Westdeutsche Landesbank Girozentrale and several Polish banks, administrative and construction works were initiated in connection with the upgrade of the Pątnów II power plant, which will receive Poland's largest brown-coal-fueled power unit of 460 megawatt.

In order to discharge the provisions of the social agreement, which is part of the ZE PAK S.A. privatization agreement, Elektrim S.A. has started a project to buy out the employee shares.

In October 2001, ZE PAK S.A. ("PAK") was granted a positive opinion from the Regional Authorities regarding environmental consequences of the planned construction of the 460 MW unit. The positive opinion was a prerequisite to obtain a construction permit, which was issued on 12 December 2001. In the end of November, Pątnów II completed the removal of two mazout-

fueled units and a chimney. The fourth quarter of 2001 saw efforts made by Elektrim Megadex S.A. („Elektrim Megadex"), Energoprojekt S.A., Alstom Power Stuttgart GmbH and Rafako S.A. („Rafako") to obtain all statutory permits and approvals required to close the design phase for the boiler section of the 460 MW unit.

In addition to the Pątnów II project, PAK focused on activities to boost sales. On 3 October 2001, Elektrim Volt S.A. ("Elektrim Volt") signed an agreement with power distribution companies for deliveries of electricity in 2002 with PAK as leading supplier and Rybnik Power Plant (Elektrownia Rybnik S.A.) as supplementary supplier.

Elektrim Volt
In the fourth quarter of 2001, Elektrim Volt was intensifying its operations in the domestic electricity market. Apart from supplying PAK-generated electricity under the current year's contracts, Elektrim Volt also booked electricity supplies from other sources, such as the Rybnik Power Plant, as well as 'eco' energy from the Włocławek Hydro-Electric Power Plant. In the fourth quarter of 2001, Elektrim Volt signed electricity purchase agreements with these power plants with delivery schedules set for 2002 and total contractual value of PLN 1,266 thousand. In addition to those contracts, Elektrim Volt entered into corresponding agreements with 23 power distribution companies.

Elektrim Volt continued its trading operations in power engineering equipment. On 8 October 2001, Elektrim Volt signed export contracts of US$ 12.7 million for the delivery of transformer stations and parts for the Russian oil sector. In order to cover all needs connected with exports of transformer stations as well as to achieve a leading position in the domestic transformer market, Elektrim Volt established a new wholly-owned subsidiary, EV Żychlińskie Transformatory Sp. z o.o. (based in Żychlin, Poland).
In October 2001, Elektrim Volt purchased a transformer factory from ZWMEiT EMIT S.A. for PLN 22 million. In the domestic market, Elektrim Volt was continuing its promotional and tender efforts connected with its participation in the 'electric' part of the Pątnów II project (upgrade of existing power units and construction of a new power unit).

On 15 December 2001, Elektrim Volt was granted a prestigious award of the Polish Business Club, "Company of the Year 2001", as an active sponsor of Poland's competitive electricity market and a leading electricity trader. In the fourth quarter of 2001, Elektrim Volt won the first place in the "Business Gazelles" ranking of the most dynamic Polish companies, published by "Puls Biznesu" (business daily newspaper).

Elektrim Megadex
In October 2001, Elektrim Megadex S.A. ("Elektrim Megadex") established its representative office in Belgrade, which is designed as a bridgehead from which it intends to launch the re-conquest of markets of the former Yugoslavia.

In November 2001, Elektrim Megadex signed a PLN 39.3 million agreement with Energobaltic Sp. z o.o. for the construction of a natural gas fueled power and heating plant together with the control system and automated equipment in Władysławowo (Poland). The project should be completed in October 2002.

On 26 November 2001, Elektrim Megadex, as leader of a consortium with Heise & Gostkowski Company (Poland's leader in the construction of biomass boilers and power systems), signed an agreement with the Authorities of the Frombork Municipality for the turnkey construction of a 6.5 megawatt biomass-fueled heating plant and the upgrade of Frombork's heating systems. All works are to be completed by 30 September 2002 and Elektrim Megadex will receive PLN 9.5 million.

In December 2001, Elektrim Megadex confirmed a EUR 5 million order submitted by Von Roll (Zurich, Switzerland) for the turnkey construction of two boilers for the waste incinerating plant in Evreux (France). The project will be carried out from March to December 2002 and for Elektrim Megadex it will be its first French connection.

On 6 December 2001, Elektrim Megadex was granted the Brand Certificate, which is issued by the Polish Brand Institute on behalf of the Minister of Economy and the National Chamber of Commerce.

In December 2001, Elektrim Megadex and Waste Utilization Company (Zakład Utylizacji Odpadów Sp. z o.o., based in Siedlce) signed an agreement for the construction of a waste utilization plant. Pursuant to the agreement, Elektrim Megadex, as General Contractor, will build turnkey the advanced waste utilization plant in 30 months for PLN 39 million. The plant will use the so-called dry fermentation of wastes. The French technology VALORGA will be provided by the German company Babcock Borsig Power Environment (Steinmüller Rompf Wassertechnik GmbH&Co.).

Elektrim Megadex won a tender for the construction of a 195 megawatt steam and gas power unit for the power and heating plant in Zielona Góra (EUR 90 million) as well as a tender for the turnkey construction of a 35 megawatt power unit with a fluidised boiler for the power and heating plant in Tychy (EUR 50 million). Now contracts are negotiated for both projects.

Elektrim Megadex continued works connected with the upgrade of PAK and construction of the new power unit at the Pątnów II power plant.

Rafako

On 26 October 2001, Rafako S.A. ("Rafako") signed an agreement with Seghers Better Technology Deutschland GmbH for the delivery, assembly and start-up of a boiler for the municipal incinerate plant in Manheim (Germany). The implementation stage will be carried out from February 2002 to March 2003 and Rafako's compensation will amount to DM 9.9 million. In addition, Rafako takes part in designing the boiler house for PAK's new 460-megawatt unit under construction.

In the fourth quarter of 2001, Rafako was the winner of VII Edition of the Polish Quality Awards (category: large manufacturers). Rafako is the first company that won both the Silesian and the Polish Quality Award in the same year.

Elektrim Kable

After obtaining a final approval from the President of the Office for Protection of Competition and Consumers in December 2001, Elektrim and Krakowska Fabryka Kabli S.A. ("KFK") signed a share purchase agreement under which Elektrim disposed of its shares in Elektrim Kable S.A.

("EK"). In accordance with the agreement, Elektrim undertook to sell all its shares in EK (70.49%) to KFK for a price of PLN 443.3 million or higher. In January 2002, Elektrim responded to the first call to sell the shares and disposed of 57.42% of shares in EK for PLN 361.1 million. The agreement will be discharged after settling the second call.

TELECOMMUNICATIONS

Polska Telefonia Cyfrowa

In spite of adverse market conditions, Polska Telefonia Cyfrowa Sp. z o.o. ("PTC") gained 272 thousands of new subscribers. As of 31 December 2001, PTC had 3.8 million subscribers and the area and population coverage ratios of 95.7% and 99.4%, respectively.

On 30 November 2001, the Telecommunications Regulatory Authority issued a regulation regarding fees for calls originating from the cellular network Era and directed to the fixed line network of TPSA (national fixed line operator). The fees were reduced by approx. 60%. That decision will improve PTC's results in 2002.

In December 2001, PTC and Bank Handlowy w Warszawie S.A. signed an agreement under which PTC's customers can pay for goods bought via the Internet using secure mobile phone calls. Owing to this agreement, the operator of Era is the first mobile phone operator in Poland that offers secure on-line shopping with a mobile phone.

In December 2001, PTC together with Compaq Computer Sp. z o.o. and TVN24 completed the first phase of market tests of video transmission to a palmtop using the GPRS data transmission system in the mobile phone network. A new offer by Era, *Video Transmission*, gives access to multimedia news services at any time and place. PTC's commitment places it amongst the pioneers of such solutions both in Poland and worldwide. The launch of Video Transmission by mobile phone will blaze the trail for the 3rd generation of mobile telecommunications: UMTS.

Fixed Line and Cable TV

In the end of the fourth quarter of 2001, fixed lines companies from the ET Group served nearly 97 thousand subscribers in the former Warsaw, Szczecin and Gorzów Provinces. Business customers (24 thousand subscribers) included companies from the most telecom sensitive sectors, such as financial service providers, trade companies, hotels, and insurance companies.

The total number of cable TV subscribers in Krakow, Bydgoszcz, Szczecin, Gorzów, Zielona Góra and Warsaw was 382 thousands in the end of 2001. Cable TV companies taken together, which are owned by ET, are second best in Poland's entire cable TV market (by market share), and the unquestionable leader in Warsaw and Kraków's regional markets.
In the fourth quarter of 2001, the number of customers from Warsaw and Kraków who use broadband access to the Internet rose 30%. At the end of 2001, the total number of purchaser of Internet services offered by companies owned by ET amounted to nearly 12 thousands.

In the course of the restructuring program, the company El-Viv Telecom Sp. z o.o. was established that will take over assets of companies from the Bresnan International Partners LP group. Simultaneously, the Elektrim Telekomunikacja Group has intensified a strategy designed to take advantage of synergies between particular companies that should bear fruit in the form of a single service bundle including fixed line, access to the Internet and cable TV. In addition to

Warsaw, where 10 thousand customers have already bought such bundle, similar projects were started in Bydgoszcz and Krakow.

Internet Services and Data Transmission
As part of the restructuring process of the portfolio of new tech companies, which took off in October 2001, the Management Board of Elektrim has initiated bankruptcy proceedings for two data transmission companies: Inter-Net Polska Sp. z o.o. and Polish Phonesat Sp. z o.o. In addition, Elektrim sold all its shares (75%) in Poland Com S.A. in December 2001.

Financial Results
In the fourth quarter of 2001, the second part of transaction with Vivendi was closed. As a result, Elektrim sold Elektrim Telekomunikacja the remaining shares in fixed line telecom companies as well as other receivables due from these companies, and became a 49% member of Elektrim Telekomunikacja. This transaction was a decisive factor behind a net profit of PLN 390 million for the fourth quarter of 2001 while in the same period of 2000 Elektrim posted a net loss of PLN 418.2 million.

Key financial data for 4Q 2001 and 2000 is presented in the table below.

Elektrim S.A. – key figures ***PLN in thousands (unless specified otherwise)***	***4Q 2001***	***4Q 2000***
Sales	126,369	143,148
Operating profit (loss)	(123,183)	(288,862)
Net profit (loss)	390,195	(418,205)
Shareholders' equity	3,826,876	3,701,127
Cash from operating activities	587,166	136,277
Net profit (loss) per share (in PLN)	4.66	(4.99)

Sales

In the fourth quarter of 2001, sales amounted to PLN 126,369 thousand and decreased nearly by 12% as compared with the corresponding period of 2000. This decline in sales resulted from a continued process of transferring traditional operating activities to subsidiaries.

Operating Result and Net Result
Elektrim recorded a loss of PLN 123,183 thousand on operating activities for the fourth quarter of 2001, i.e. decreased by almost 2.3 times as compared with a loss of PLN 288,862 thousand for the fourth quarter of 2001.
General and administrative expenses were further reduced from PLN 59,413 thousand in the fourth quarter of 200 to PLN 25,079 thousand in the corresponding quarter of 2001.

In the fourth quarter of 2001, the Company generated a net profit of 390,195 thousand versus a net loss of PLN 418,205 thousand in the fourth quarter of 2000.

The major factors that influenced the net result for the fourth quarter of 2001 include:

- Recognition of the profit on the second part of transaction with Vivendi;

- Zloty appreciation as compared with 30 September 2001 that decreased foreign exchange losses;
- Higher growth dynamics of revenues from operating activities as compared with January-September 2001;
- Reduction of general and administrative expenses;
- Reduction of costs of servicing of loans, commercial papers and zloty-denominated bonds as a result of their repayment or redemption;
- Released income tax provision.

Shareholders' Equity
As compared with 31 December 2000, shareholders' equity increased due to a net profit recorded in the third and fourth quarter of 2001.

Provisions

The financial statements of Elektrim S.A. for the fourth quarter of 2001include the following adjustments connected with the provisions created and released as well as asset revaluation:

(PLN in thousands)

Provisions created for:		
- receivables		17,429
- interest		8,537
- short-term loans and borrowings		9,801
- shares in companies		58,901
- other expenses		852
	Total	**95,520**
Released provisions for:		
- receivables		1,492
- short-term loans and borrowing		2,990
- guarantees		12,935
- shares in companies		35,526
- interest		2,325
- other expenses		6,712
- income tax		76,566
	Total	**138,546**

Additional Explanatory Notes

Shareholders of Elektrim S.A. holding more than 5% of shares as of 31 December 2001

***Merrill Lynch & Co. Inc.**, United Kingdom*
20 Farrington Road, P.O. Box 293, London EC1M 3NH, United Kingdom
Announced on 9 April 1998 that it held 3,481,125 shares, i.e. 5.20% of share capital and voting rights. By 31 December 2001, the total number of shares increased from 72,749,078 (as of 31

December 1998) to 83,770,297, as a result of the conversion of bonds into shares. Thus, Merrill Lynches adjusted stake now represents 4.16% of share capital and voting rights.

***Schroder Investment Management Limited**, United Kingdom*
31 Gresham Street, London EC2V 7QA
Announced on 11 August 1999 that it held 3,709,496 shares, i.e. 5.05% of share capital and voting rights. After the above-described share capital increase, the stake has declined and currently represents 4.43% of share capital and voting rights.

***Vivendi Universal S.A.**, France*
Paris (75008), 42 avenue de Friedland
announced on 13 April 2001 that it held, together with Societe Nouvelle D'Investissements et de Gestion and other subsidiaries listed below, 8,416,183 shares, i.e. 10.04% of share capital and voting rights, of which:

- Vivendi Universal S.A. held 4,079,683 shares, i.e. 4.87% of share capital and voting rights;
- Societe Nouvelle D'Investissements et de Gestion held 1,036,500 shares, i.e. 1.24% of share capital and voting rights;
- Societe Nouvelle D'Etudes et de Gestion held 1,100,000 shares, i.e. 1.31% of share capital and voting rights;
- Compagnie Nouvelle D'Etudes Industrielles et Commerciales held 1,100,000 shares, i.e. 1.31% of share capital and voting rights;
- Societe Parisienne D'Investissements et de Gestion held 1,100,000 shares, i.e. 1.31% of share capital and voting rights.

***Chase Fleming Asset Management Limited**, United Kingdom*
announced on 1 August 2001 that the group of companies (listed below) represented by Chase Fleming Asset Management Limited as fund manager jointly owned 4,232,957 shares representing 5.05% of share capital and voting rights, of which:

- FF Eastern European held 3,085,094 shares, i.e. 3.68% of share capital and voting rights;
- FF Emerging Europe Fund held 551,202 shares, i.e. 0.65% of share capital and voting rights;
- PKEEEF held 230,300 shares, i.e. 0.27% of share capital and voting rights;
- Fleming Euro Converg held 134,203 shares, i.e. 0.16% of share capital and voting rights;
- JPMF New Europe Fund held 115,767 shares, i.e. 0.14% of share capital and voting rights;
- Banque de Louvre held 58,991 shares, i.e. 0.07% of share capital and voting rights;
- OPEEF held 57,400 shares, i.e. 0.07% of share capital and voting rights.

BRE Bank S.A.
ul. Senatorska 18 00-950 Warszawa
announced on 21 December.2001 that it held, together with its subsidiary Drugi Polski Fundusz Rozwoju – BRE Sp. z o.o., 4,207,172 shares representing 5.02 of share capital and voting rights, of which:

- BRE Bank S.A. held 3,277,172 shares, i.e. 3.91% of share capital and voting rights;
- Drugi Polski Fundusz Rozwoju – BRE Sp. z o.o. held 930,000 shares, i.e. 1.11% of share capital and voting rights.

Furthermore

- On 4 January 2002, *Mr. Ryszard Opara* announced that he held 4,891,055 shares representing 5.84% of share capital and voting rights.
- On 1 February 2002 BRE Bank S.A. announced that following stock exchange transactions BRE Bank S.A. held 7,976,089 shares of Elektrim S.A. representing 9.52% of its share capital. The shares entitle to 7,976,089 votes at a General Meeting, i.e. 9.52% of the total number of votes.
  Drugi Polski Fundusz Rozwoju - BRE Sp. z o.o., a subsidiary of BRE Bank S.A., holds 930,000 shares of Elektrim S.A. representing 1.11% of its share capital. The shares entitle to 930,000 votes at a General Meeting, i.e. 9.52% of the total number of votes.

  Now BRE Bank S.A. holds (directly and indirectly) 8,906,089 shares of Elektrim S.A. representing 10.63% of share capital and 8.906.089 votes at a General Meeting, i.e. 10.63% of the total number of votes.

Changes in the Ownership Structure of Elektrim S.A.

Major Shareholders

	As of 30.09.2001	Shares acquired	Shares disposed of	As of 31.12. 2001
Franklin Resources, Inc.	4,193,183	-	48,990	3,944,193
BRE BANK S.A.	-	4,207,172	-	4,207,172

Members of the Management Board and the Supervisory Board

Changes in the number of shares of Elektrim held by members of the Management Board and the Supervisory Board in the fourth quarter of 2001:

	As of 30.09.2001	Shares acquired	Shares disposed of	As of 31.12. 2001
Management Board	10	-	-	10
Supervisory Board	16,517	-	8,976	7,541

<u>Subsequent Events</u>

Redemption of Commercial Paper of Pekao S.A.

Under the payment order issued by the Regional Court in Poznań on 3 January 2002, Elektrim S.A. was obliged to pay Zespół Elektrowni Pątnów-Adamów-Konin S.A. based in Konin, Poland, the amount of PLN 338,911 thousand with statutory interest thereon accrued from 29 December 2001 to the payment date as well as PLN 40 thousand to reimburse costs of the proceeding.
The aforementioned sum was awarded due to the commitment of Elektrim S.A. to accept bills of exchange issued by Elektrim in order to secure the Commercial Paper of Pekao S.A. for the same amount. On 7 January 2002, Elektrim carried out the Court's order.

Extraordinary General Meeting of Shareholders of Elektrim S.A.

On 9 January 2002, the Management Board received a request from shareholders jointly representing more than 20% of share capital of Elektrim S.A. to convene an Extraordinary General Meeting of Shareholders with the following agenda:
- appointment of members of the Supervisory Board by voting in groups;

- appointment of Chairman of the Supervisory Board;
- appointment of Vice-Chairman of the Supervisory Board;
- establishment of the remuneration policy for members of the Supervisory Board.

The shareholders requested the General Meeting to be held between 13 and 15 February 2002.

The shareholders also appealed to the governing bodies of the Company to refrain from any acts that would result in the disposal of important assets of the Company until the General Meeting convened upon their request.

The shareholders enclosed depository certificates confirming that they jointly represent more than 20% of share capital of Elektrim S.A.

The Management Board of Elektrim S.A. has called the Extraordinary General Meeting of Shareholders of Elektrim S.A. on 25 May 2002.

The agenda of the Meeting has been drawn up in accordance with the request of the group of authorised shareholders submitted under Art. 385 §3 with reference to Art. 400 §1 of the Commercial Company Code.

Letter from BRE

On 11 February 2002, the Management Board of Elektrim S.A. received a letter from BRE Bank S.A. with the request to advance the General Meeting of Shareholders and to set its date for 10 April 2002 at the latest.

As the main reason, BRE Bank S.A. specified that when the Management Board of Elektrim S.A. set the new date of the General Meeting of Shareholders it would be a reasonable cause to discontinue the dispute before the court, as the earlier General Meeting would meet half way the expectations of the shareholders that had requested the General Meeting to be held by 15 February 2002.

The Company's Management Board, acting pursuant to § 18 section 2 of the Company Statutes, to meet the expectations of shareholders resolved to move the date of the Extraordinary Shareholders' Meeting convened for 25 May 2002 to 10 April 2002.

Request to the Stock Exchange Commission

In connection with press releases stating that the BRE Bank Group has taken control of Elektrim S.A., on 11 January 2002 the Management Board requested the Stock Exchange Commission to examine whether the entities mentioned in the news fulfilled their obligations under Chapter 9 of the Law of 21 August 1997 on Public Trading in Securities (the "Law").

Stock Exchange Commission Initiated Proceedings against Elektrim S.A. regarding Compliance with Reporting Requirements

On 24 January 2002, the Company received the decision of the Stock Exchange Commission to initiate *ex officio* proceedings to examine whether Elektrim S.A. duly discharged its obligations under Art. 81 and Art. 148 of the aforementioned Law.

Suit against Elektrim S.A.

On 14 January 2002, the Company received a copy of the suit filed on 11 January 2002 by Law Debenture Trust Corporation p.l.c. (Trustee of the exchangeable bond issue) against Elektrim S.A. and Elektrim Finance B.V. with the High Court of Justice, Queen's Bench Division, Commercial Court, Royal Courts of Justice. The plaintiff claims EUR 479,332 thousand (in respect of the exchangeable bond issue), GBP 53 thousand (to reimburse costs incurred by the Trustee under the Trust Deed), and GBP 1.1 thousand (to cover court and attorney's fees).

Court Dismissed the Petition for Bankruptcy of Elektrim S.A.

On 27 December 2001, the Management Board of Elektrim S.A. submitted a petition to commence a composition proceeding and to discontinue the executory proceeding at the Warsaw District Court, Commercial Court, XVII Commercial Bankruptcy and Composition Division.

On 16 January 2002, the Warsaw District Court, Commercial Court, XVII Commercial Bankruptcy and Composition Division after hearing the case decided to dismiss the petition of bondholders for bankruptcy of Elektrim S.A.

At the same time, the Court issued a decision to open composition proceedings of Elektrim S.A. and appointed Mr. Adam Tomczyński as judge-receiver and Mr. Zdzisław Hankowicz as court supervisor. The Court scheduled the examination of claims on 13 February 2002.

The decision to open composition proceedings is valid in law.

Order of the Judge-Receiver

The Management Board of Elektrim S.A. received the Order of the Judge-Receiver dated 1 February 2002:

"Elektrim S.A. shall be obliged to:

1. Present in writing the closing balances from the debtor's books of account as of 15 January 2002 by 5 February 2002;
2. Present a preliminary draft list of claims by 7 February 2002;
3. Present a restructuring program, including sources of funds by 7 February 2002;
4. Declare whether the composition proposals presented previously remain unchanged;
5. Indicate sources of funds for the composition proposals taking into account current prices of shares and other assets by 7 February 2002;.
6. Submit the Resolution of the Supervisory Board of 30 January 2002 on changes in the composition of the Management Board by 5 February 2002;
7. Submit a list of expenses incurred by Elektrim S.A. from 16 January 2002 to 1 February 2002, including payment cards by 5 February 2002.

The court supervisor shall be obliged to present explanations of the Supervisory Board regarding changes in the strategy and policy of Elektrim S.A. both already effected and planned."

Due to a broad scope of documents and short term of their preparation, a newly appointed Management Board replied to some points specified above on 6 February 2002 and filed a request to extend the deadline in order to present the remaining documents to the Judge-Receiver by 12 February 2002.

On 12 February 2002, the Management Board discharged the Order of the Judge-Receiver.

Letter from DeTeMobil
On 23 January 2002, the Company received a letter from DeTeMobil Deutsche Telekom MobilNet GmbH ("DT Mobil"), a shareholder of Polska Telefonia Cyfrowa Sp. z o.o. ("PTC"), in which DT requested Elektrim S.A. to confirm by 29 January 2002 that due to initiated composition proceedings the Company is in material default under the PTC Shareholders Agreement concluded on 21 December 1995 by: Elektrim S.A., Polpager Sp. z o.o., US West International B.V., DeTeMobil Deutsche Telekom MobilNet GmbH, Elektrim Autoinvest S.A., and Kulczyk Holding S.A.

If the Company issued such a statement or the Arbitration Court decided that such material default had actually occurred, then DT Mobil would be entitled to exercise a call option, i.e. the right to repurchase all shares of PTC held by Elektrim for the option price set forth in the Shareholders Agreement.

Article 16 of this Agreement provides for the call option, i.e. the right to repurchase shares by a Party to the Shareholders Agreement in certain circumstances stipulated in this article. It should be noted, however, that this provision applies only to Operating Shareholders, i.e. those specified in the Agreement.

One of the reasons authorising a Shareholder to exercise the call option is so-called "economic impairment" of another Shareholder who is obliged to sell his shares then.

This is the case when a Shareholder: a) is subject to liquidation, bankruptcy, composition or banking arrangement proceedings initiated upon request or court order in accordance with the Polish law or other law when such proceedings continue for 30 days unless the Court decides to dismiss the petition to open such proceedings; b) notifies in writing about his insolvency.

In these circumstances, other Operating Shareholders are entitled to exercise the call option, i.e. repurchase shares held by the Shareholder whose economic situation is difficult, for the price equal to: a) the proportionate share of this Shareholder in net assets of PTC (assets less liabilities such as borrowing granted by any Party to the Shareholders Agreement, excluding share capital and profit or loss in accordance with the balance carried forward) as determined on the basis of the audited financial statements for the last financial year plus b) all additional capital paid in to PTC by this Shareholder after the balance sheet date and not included in the aforementioned financial statements. The payment for shares sold by a Shareholder under the call option should be made within 30 days from such transaction.

The request of DT Mobile is now considered by the Management Board of Elektrim S.A. It should be noted, however, that the PTC Shareholders Agreement does not provide for the procedure followed by DT Mobil and, in addition, Elektrim S.A. has only 1 (one) share of PTC. The remaining shares of PTC were contributed to Elektrim Telekomunikacja Sp. z o.o. in December 1999. DT Mobile has called into question the validity of contribution of shares in PTC to Elektrim Telekomunikacja Sp. z o.o. and initiated arbitration proceedings in Vienna.

Petition of DT Mobil to extend its claims
On 6 February 2002, Elektrim S.A. received from its attorneys representing Elektrim S.A. in the arbitration proceedings before the International Arbitral Centre of the Austrian Federal Economic Chamber in Vienna in the case of DeTe Mobil Deutsche Telekom MobilNet GmbH ("DT

Mobil") against Elektrim S.A. and Elektrim Telekomunikacja Sp. z o.o. (case no. SCH-4750) the information that DT Mobil submitted the petition to extend its claims under these proceedings. DT Mobil applied to the Arbitration Court for a partial ruling to the effect that Elektrim S.A. sustained economic impairment within the meaning of Art. 19 of the PTC Shareholders Agreement and, in consequence, is in material default of this Agreement. The grounds to declare the economic impairment of the Company and possible effects of such a ruling are discussed above. In particular, if that ruling was issued, DT Mobil would be able to exercise the option to purchase shares in PTC held by the Company (Art. 16 of the PTC Shareholders Agreement).

Meetings of the Supervisory Board of Elektrim S.A.
In the course of the meeting of 30 January 2002 the Supervisory Board reviewed the financial standing of Elektrim S.A. and the matter of composition proceedings. The Supervisory Board will monitor this process recognised as a top priority for the Company.

On 30 January 2001, taking into consideration the difference of opinion within the Management Board regarding the composition proceedings that came into view in the last few weeks, the Supervisory Board decided to suspend Mr. Jacek Walczykowski, Vice-President of the Management Board of Elektrim S.A. and delegate Mr. Jan Rynkiewicz, a member of the Supervisory Board, to act temporarily as member of the Management Board of Elektrim S.A.

New Management Board
At the meeting on 5 February 2002 the Supervisory Board:

- dismissed Mr. Jacek Marek Walczykowski from the Management Board of ELEKTRIM S.A. and the position of Vice-President and Deputy Chief Executive Officer of ELEKTRIM S.A.;
- revoked the temporal appointment of Mr. Waldemar Siwak, Chairman of the Supervisory Board, as President of ELEKTRIM S.A.;
- appointed Mr. Dariusz Jacek Krawiec as a member of the Management Board and President of ELEKTRIM S.A. for a 3-year term of office;
- appointed Mr. Jan Stanisław Rynkiewicz as a member of the Management Board and Vice-President of ELEKTRIM S.A. for a 3-year term of office.

<u>Elektrim-Volt S.A. - "Company of the Year 2001"</u>
On 26 January 2002, in the 12th Edition of the Polish Business Club, Elektrim-Volt S.A. (a subsidiary of Elektrim S.A.) was granted the title "Company of the Year 2001". The Chapter and the Management Board of the Polish Business Club awarded Elektrim-Volt S.A. in recognition of its active participation in the development of a competitive electricity market in Poland.

Elektrim-Volt S.A. received ISO 9001:2000
On 1 January 2002, Elektrim-Volt S.A, a subsidiary of Elektrim S.A., certified the compliance of its quality management system with ISO 9001:2000 (Certificate No. 2019806 by Kema Quality B.V. and IQ Net - The International Certification Network).

<u>Realization of Previously Published Performance Forecast for a Given Year</u>
Elektrim S.A. does not publish performance forecasts.

Pending Proceedings before Courts, Arbitration or Government Authorities

a. Claims of DeTeMobil

Facts

1. The petition was submitted by DeTe Mobil Deutsche Telekom MobilNet GmbH, Bonn, ("DT Mobil") to the International Arbitral Centre of the Austrian Federal Economic Chamber in Vienna on 22 October 1999. It regards activities of Elektrim S.A. ("Elektrim") as a shareholder of Polska Telefonia Cyfrowa Sp. z o.o. ("PTC"). DT Mobil has called into question the validity of purchase of 14,728 of shares in PTC on 26 August 1999. In the petition, the total value of the dispute is determined for US$ 135,456,700 (one hundred thirty five million four hundred fifty six thousand and seven hundred U.S. dollars), of which the shares in PTC amount to US$ 134,456,700 (one hundred thirty four million four hundred fifty six thousand and seven hundred U.S. dollars) and damages and losses incurred by DT Mobil are valued at US$ 1,000,000 (one million U.S. dollars). The case is described in detail in the semi-annual financial statements.
Regardless of the above, it should be noted that pursuant to the agreement with Vivendi, Vivendi has undertaken to pay first US$ 100 million of possible losses resulting from the petition filed by DT Mobil. The Parties took part in the first session and now they still hear the evidence. The next session is scheduled on 1 to 2 March 2002.

b. Second Petition of DT Mobil

On 7 December 2000, DeTeMobil Deutsche Telekom MobilNet GmbH ("DT Mobil") filed an arbitration claim against Elektrim S.A. and its subsidiary Elektrim Telekomunikacja Sp. z o.o. based in Warsaw ("ET"). The claim was filed with the International Arbitral Centre of the Austrian Federal Economic Chamber in Vienna. The case is discussed in detail in the semi-annual financial statements and the actual status of these proceedings has not changed to date.

c. *Claims of Vienna CommerzHandel*

The copy of a petition of 5 July 1999 sent by the owner of Vienna CommerzHandel ("VC") indicates that this company sued Elektrim S.A. to the Commercial Court in Vienna for damages in the total amount of US$ 1,842 thousand, together with interest of 6.5% accrued from 28 April 1999, due to the alleged termination of the Cupertino Agreement of 26 November 1996 by Elektrim.
An Austrian attorney confirmed that the petition was brought before the Court, but officially Elektrim has not received it yet, so no time limits are binding.

The maximum liability of the Company in this case amounts to US$ 2.2 million. The Court has not made a ruling on this case to date. The Management Board of Elektrim is of the opinion that the above petition will be dismissed.

d. Penalties for failure to discharge the provisions of the agreement for purchase of shares in Zespół Elektrowni Pątnów-Adamów-Konin S.A.

When Elektrim does not discharge its obligations in respect of investment commitments imposed by the agreement for purchase of shares in Zespół Elektrowni Pątnów–Adamów-Konin S.A., it may be liable to the following penalties:

- 100% of the difference between the settlement value of the power (regarding the reconstruction of 460-megawatt power units (gross generation capacity) at the Pątnów II Power Plant) assumed as the commitment and power generation capacity that will be actually installed within the binding term of 72 months from the date of the agreement (the settlement value of 1 megawatt is PLN 2,450 thousand);

- 25% of the difference between the settlement value of the power (regarding recovery, upgrading and maintaining the power generation capacity of other plants, which together with Pątnów II have the total capacity of 2212 megawatts) assumed as the commitment and power generation capacity that will be actually installed within the binding term of 10 years from the date of the agreement;

- to the State Treasury - 100% of the average remuneration for enterprises, as announced by the Central Statistical Office, multiplied by the number of months in which employment limits were exceeded (4,204.75 jobs for 24 months from the date of purchase of the shares);

- to the employees (4,204.75 jobs for a period of 8–10 years) – compensation equivalent to 24 monthly salaries for the first 5 years and 12 monthly salaries for the last 5 years;

- 100% of unit share price for each share disposed of in violation of the non-disposal commitment;

- 100% of the net assets value for failure to meet obligations to refrain from the discontinuance of primary operations, liquidation, winding-up, or sale of all or part of the assets of PAK and from transactions consisting in disposal of the entire business of PAK or part of its assets;

- 100% of the difference between the amount received from the disposal of PAK's fixed assets and the amount actually reinvested under the commitment to reinvest into PAK's fixed assets all proceeds from their sales;

- 100% of the amount by which share capital decreased in violation of the commitment to refrain from reductions of share capital.

e. Claims of the State Treasury

The State Treasury sued Elektrim before the Warsaw Voivodship Court for the payment of PLN 1,500 thousand in respect of non-performance of Elektrim's obligations under the agreement on sale of shares in Mostostal Warszawa S.A., concluded on 2 September 1991.

On 12 December 2001 a final session was held and the Parties presented their closing arguments. The presiding judge closed the session and fixed the date of issuing a decision on 28 December 2001. Before that date, however, the presiding judge re-opened a trial. The Court will schedule the next session *ex officio*.

f. Exchangeable Bonds

On 14 January 2002, the Management Board received a copy of the suit filed on 11 January 2002 by Law Debenture Trust Corporation p.l.c. (Trustee of the exchangeable bond issue) against Elektrim S.A. and Elektrim Finance B.V. with the High Court of Justice, Queen's Bench Division, Commercial Court, Royal Courts of Justice. The plaintiff claims EUR 479,332,721.80 (in respect of the exchangeable bond issue), GBP 53,171.68 (to reimburse costs incurred by the Trustee under the Trust Deed), and GBP 1,100 (to cover court and attorney's fees).

g. Claims of the CII Group

On 12 June 2001, the Management Board received the notice of arbitration concerning claims of CII Group Polska Sp. z o.o. and Mr. Thomas Kolaja, Warsaw, in respect of unpaid remuneration for services rendered by Mr. Thomas Kolaja and CII Group Sp. z o.o.; the total value of the dispute is determined for PLN 5,085,652.55 and US$ 1,050,000.00. The parties appointed the Arbitration Tribunal to settle the dispute.

h. Composition with Creditors

On 27 December 2001, the Management Board of Elektrim S.A. ("Company") filed the petition to open composition proceedings and to discontinue enforcement proceedings with the Warsaw District Court, XVII Commercial Bankruptcy and Composition Division.

On 16 January 2002, the Warsaw District Court, XVII Commercial Division decided to dismiss the petition for bankruptcy of Elektrim S.A. and to open composition proceedings.

i. Other Litigations

A. Elektrim S.A.

The Company is a party in the following lawsuits:

1) i) domestic jurisdiction (value at dispute up to PLN 25,000):
a) filed by Elektrim (claims) for PLN 293,921.36 in total;
b) filed against Elektrim (liabilities) for PLN 174,000.44 and DEM 84,297.88 in total;
ii) domestic jurisdiction (value at dispute over PLN 25,000):
a) filed by Elektrim for PLN 171,688,882.04 in total (including claims under 3 bankruptcy proceedings: x) Radomska Wytwórnia Telefonów S.A. in Radom for PLN 13,496,217; ,xx) PTO Sp. z o.o. for PLN 62,413,714.84 zł; and xxx) Polish Phonesat Sp. z o.o. for PLN 55,289,503.18 with interest thereon. All cases are pending.) and for US$ 2,000,000;
b) filed against Elektrim for PLN 12,676,845.74 and DEM 34,480 in total.
2) suits filed by Elektrim in jurisdictions abroad:

i) for US$ 24,349.68 in total;
ii) for ATS 308,400 in total;
iii) for BEF 692,993 in total.

B. Subsidiaries

1) Elektrim Megadex S.A. is sued for payment of PLN 2,215,840.33 in total and US$ 2,771,000 (including a claim of Mr. Bogdan Sobczyński dated 27 May 1991 for remuneration in respect of an employee's invention; the value at dispute amounts to US$ 2,734,000. The case is pending; the Court of second instance dismissed the case and the petition for cassation was filed) and filed suits for PLN 690,947.77 in total.
2) Enelka (Turkey) is sued for payment of US$ 10,074,793.84 in total, including:
i) TEPE sued Enelka for US$ 6,724,793.84. Before the suit was filed, the plaintiff was awarded an interim security by the Court of Kadikoy that withheld the collection of L/Gs by Enelka. The Court dismissed the case on the grounds that "the dispute is not within the jurisdiction of a general court since the Parties provided for submission of disputes to the arbitration court in the agreement". TEPE appealed from this decision.
ii) Executory proceedings initiated by Elektrim S.A. against Enelka to recover US$ 3,350,000 in respect of a bill of exchange dated 26 January 1996 and payable on 26 April 1996. Since Enelka waived all disputes and claims, the bill of exchange is due from Enelka. A court receiver issued an order of attachment of Enelka's title to Marincity real estate.

Related-party transactions of Elektrim S.A. and its subsidiaries other than customary and regular ones (*in accordance with information presented by companies)*

	Entity participating in the transaction	Relation of the issuer or its subsidiary with the entity participating in the transaction	Transaction	Financial conditions (PLN in thousands)	Important terms and conditions of the transaction, in particular those different from generally accepted terms and conditions of such transactions	Additional information
1	EL. Sp. z o.o. as buyer Elektrim TV-Tel Sp. z o.o. as seller	Elektrim S.A. is the parent company of El Sp. z o.o. When the transaction was concluded, Elektrim S.A. was also the parent company of Elektrim TV-Tel Sp. z o.o., i.e. the seller. Now TV-Tel Sp. z o.o. is an indirectly associated company.	Purchase of real estate by El Sp. z o.o. from Elektrim TV-Tel Sp. z o.o.	4,067		
2	EL. Sp. z o.o. as seller Elektrim TV-Tel Sp. z o.o. as buyer	Elektrim S.A. is the parent company of the seller. When the transaction was concluded, Elektrim S.A. was also the parent company of the buyer. Now TV-Tel Sp. z o.o. is an indirectly associated company.	Preliminary contract for the purchase of real estate by Elektrim TV-Tel Sp. z o.o. from El Sp. z o.o.	4,067	The contract was made under suspending condition to obtain a permit from the Ministry of the Interior and Administration	
3	El. Sp. z o.o. as buyer	Elektrim S.A. is the parent company of	Purchase of real estate by El Sp. z	6,827		

	RST El-Net S.A. as seller	the buyer. When the transaction was concluded, Elektrim S.A. was also the parent company of the seller. Now RST El-Net S.A. is an indirectly associated company.	o.o. from RST El-Net S.A.			
4	El. Sp. z o.o. as seller RST El-Net S.A. as buyer	Elektrim S.A. is the parent company of the seller. When the transaction was concluded, Elektrim S.A. was also the parent company of the buyer. Now RST El-Net S.A. is an indirectly associated company.	Preliminary contract for the purchase of real estate by RST El-Net S.A. from El Sp. z o.o.	6,827	The contract was made under suspending condition to obtain a permit from the Ministry of the Interior and Administration	These operations were included in the terms and conditions of the transaction with Vivendi
5	El. Sp. z o.o. as buyer Telefonia Regionalna Sp. z o.o. as seller	Elektrim S.A. is the parent company of the buyer. When the transaction was concluded, Elektrim S.A. was also the parent company of the seller. Now Telefonia Regionalna Sp. z o.o. is an indirectly associated company.	Purchase of real estate by El. Sp. z o.o. from Telefonia Regionalna Sp. z o.o.	4,140		
6	El. Sp. z o.o. as seller Telefonia Regionalna Sp. z o.o. as buyer	Elektrim S.A. is the parent company of the seller. When the transaction was concluded, Elektrim S.A. was also the parent company of the buyer. Now Telefonia Regionalna Sp. z o.o. is an indirectly associated company.	Preliminary contract for the purchase of real estate by Telefonia Regionalna Sp. z o.o. from El. Sp. z o.o.	4,140	The contract was made under suspending condition to obtain a permit from the Ministry of the Interior and Administration	
7	Bank PEKAO S.A. (commercial paper purchased by Apena S.A.)	Elektrim S.A. is not related to the bank, but is the parent company of the purchaser, i.e. Apena S.A.*	Issue of commercial paper for Elektrim S.A. carried out by Bank PEKAO S.A. and purchased by Apena S.A.	9,000	The bank refused to accept bills of exchange on 09.01.2002.	The commercial paper was not redeemed at maturity.
8	Bank PEKAO S.A. (commercial paper purchased by Elektrim Volt S.A.)	Elektrim S.A. is not related to the bank, but is the parent company of the purchaser, i.e. Elektrim Volt S.A.	Issue of commercial paper for Elektrim S.A. carried out by Bank PEKAO S.A. and purchased by Elektrim Volt S.A.	2,960		The commercial paper was not redeemed at maturity

9	Bank PEKAO S.A. (commercial paper purchased by Elektrim Kable S.A.)	Elektrim S.A. is not related to the bank, but is the parent company of the purchaser, i.e. Elektrim Kable S.A.	Issue of commercial paper for Elektrim S.A. carried out by Bank PEKAO S.A. and purchased by Kable S.A.	42,500	85 pieces per PLN 500 thousand each, hence the total nominal value of PLN 42,500 thousand. PLN 41,927 thousand were paid.	Secured with a pledge on 2,841,153 shares in Mostostal Warszawa S.A., redeemed on 08.01.2002. A new issue of 85 pieces with a nominal value of 42,500 thousand and maturity of 30.06.2002 was purchased.
10	Bank PEKAO S.A. (commercial paper purchased by ZE PAK S.A.)	Elektrim S.A. is not related to the bank, but is the parent company of the purchaser, i.e. ZE PAK S.A.	Issue of commercial paper for Elektrim S.A. carried out by Bank PEKAO S.A. and purchased by ZE PAK S.A.	340,500	58 pieces per PLN 5 million each and 101 pieces per PLN 500 thousand each, hence the total nominal value of PLN 340,500 thousand. PLN 338,911 thousand were paid	In accordance with a payment order issued by the Poznań District Court, Elektrim repaid all the commercial paper held by ZE PAK S.A. on 7 January 2002
11	Centrokabel S.A. (subsidiary of Elektrim Kable S.A.)	Indirectly, Elektrim S.A. is the parent company of Elektrim Kable S.A. which controls Centrokabel S.A.	Assignment of receivables under invoices concerning a company outside the Kable Group.	2,243	Standard agreement at the nominal value of invoices.	
12	Bank Handlowy W-wa (commercial paper purchased by EKP Sp. z o.o., a subsidiary of Elektrim Kable S.A.)	Elektrim S.A. is not related to the bank, but indirectly is the parent company of the purchaser, i.e. EKP Sp. z o.o. (through Elektrim Kable S.A.)	Issue of commercial paper for Elektrim Kable S.A. carried out by Bank Handlowy W-wa, and purchased by EKP Sp. z o.o.	4,000	Sale/purchase of 400 pieces of commercial paper per PLN 10 thousand each, hence the total nominal value of PLN 4 million. Commercial paper for PLN 3,980 thousand was purchased.	Transaction was closed in 2001.

* Apena S.A. is a subsidiary of Elektrim S.A. held for trading.

Loans and Borrowings Secured or Guarantees Granted by Elektrim S.A. or Its Subsidiary

Entity that received guarantee	Total amount of loans wholly or partially guaranteed		Guarantee expiry date	Financial conditions of guarantee, including remuneration of the Company for guarantees granted	Entity which liabilities are guaranteed	Relation between issuer and borrower
		PLN '000				
ELEKTRIM S.A.						
Bank Gospodarki Żywnościowej S.A.	PLN 9,900,000	9,900	28.01.11	1% p.a.	Elektrim Tv-Tel	Indirectly associated company
Powszechny Bank Gospodarczy S.A.	PLN 21,126,000	21,126	20.01.05	1% p.a.	Elektrim Tv-Tel	Indirectly associated company
Bank Przemysłowo-Handlowy S.A.	PLN 7,000,000	7,000	30.10.10	1% p.a.	Elektrim Megadex S.A.	Subsidiary
BRE Bank S.A.	PLN 93,210,000	93,210	30.06.08	1% p.a.	RST El-Net S.A.	Indirectly associated company
Rabobank Polska S.A.	PLN 99,000	99	15.03.04	0.5% p.a.	Elter-Elargro Sp. z o.o.	none
Rabobank Polska S.A.	PLN 90,000	90	15.03.04	0.5% p.a.	Elter-Elargro Sp. z o.o.	none
Rabobank Polska S.A.	PLN 122,000	122	15.03.04	0.5% p.a.	Elter-Elargro Sp. z o.o.	none
Narodowy Fundusz Ochrony Środowiska	PLN 2,957,000	2,957	30.06.03	none	Pollytag S.A.	none
Bank Ochrony Środowiska S.A.	PLN 3,850,000	3,850	31.12.07	none	Urząd Gminy-Miasto	none

Entity that received guarantee	Total amount of loans wholly or partially guaranteed		Guarantee expiry date	Financial conditions of guarantee, including remuneration of the Company for guarantees granted	Entity which liabilities are guaranteed	Relation between issuer and borrower
		PLN '000				
					Chełmno	
Ericsson Credit AB	EUR 21,129,000	74,413		none	VPN Services	Subsidiary
TOTAL ELEKTRIM S.A.		**212,767**				
ELEKTRIM KABLE						
BRE Bank S.A.	PLN 26,290,000	26,290	30.06.08	guarantee of the principal of a loan of PLN 26,290,000 with all interest and banking fees thereon until repayment	RST El-Net S.A.	Indirectly associated company
BRE Bank S.A.	PLN 2,000,000	2,000	31.12.05	guarantee of PLN 2,000,000 with interest and other fees	Załom Dom Service Sp. z o.o.	Subsidiary
TOTAL ELEKTRIM KABLE		**28,290**				
ELEKTRIM MEGADEX						
Bank Handlowy w Warszawie S.A.	PLN 6,847,000	6,847	18.04.06	none	Elektrim S.A.	Issuer
TOTAL ELEKTRIM MEGADEX		**6,847**				
TOTAL		**247,904**				

Entity that received guarantee	Total amount of loans wholly or partially guaranteed		Guarantee expiry date	Financial conditions of guarantee, including remuneration of the Company for guarantees granted	Entity which liabilities are guaranteed	Relation between issuer and borrower
		PLN '000				
ELEKTRIM KABLE						
Narodowy Fundusz Ochrony Środowiska i Gospodarki Wodnej	PLN 1,048,000	1,048	31.12.05	guarantee covers principal of PLN 1,048 thousand together with interest payable on that principal as well as future liabilities of the borrower, which can arise in the future due to late payment of the principal or interest, or as a result of other events of default	Załom Dom Service Sp. z o.o.	Indirect subsidiary
Narodowy Fundusz Ochrony Środowiska i Gospodarki Wodnej	PLN 2,483,000	2,483	31.12.05	guarantee in the form of a secured blank bill of exchange issued by Załom Dom Service Sp. z o.o.	Załom Dom Service Sp. z o.o.	Indirect subsidiary
TOTAL		**3,531**				

Entity that received guarantee	Total amount of loans wholly or partially guaranteed		Guarantee expiry date	Financial conditions of guarantee, including remuneration of the Company for guarantees granted	Entity which liabilities are guaranteed	Relation between issuer and borrower
		PLN '000				
ELEKTRIM S.A.						
Mitteleuropaische Handelsbank AG	USD 6,263,000	24,964	06.12.04	none	Gujarat Electricity Board, India	none
Steinmueller GmbH	DEM 91,000	165	31.12.02	none	Elektrim Megadex S.A.	Subsidiary
Apparatebau Rothemuehle Brandt u. Kritzeler GmbH	DEM 12,000	21	31.12.01	none	Elektrim Megadex S.A.	Subsidiary
Apparatebau Rothemuehle Brandt u. Kritzeler GmbH	DEM 4,000	7	15.03.02	none	Elektrim Megadex S.A.	Subsidiary
Apparatebau Rothemuehle Brandt u. Kritzeler GmbH	DEM 14,000	26	31.12.01	none	Elektrim Megadex S.A.	Subsidiary
THC Cronemeyer GmbH	DEM 6,000	11	31.05.04	none	Elektrim S.A.	
Consortium Alstom Power Boiler/Rafako S.A.	EUR 9,699,000	34,159	30.10.04	1% p.a.	Elektrim Megadex S.A.	Subsidiary
Alstom Power Sp. z o.o.	EUR 7,876,000	27,738	30.10.04	1% p.a.	Elektrim Megadex S.A.	Subsidiary
TOTAL ELEKTRIM S.A.		**87,092**				
ELEKTRIM MEGADEX						
Elektrownia Pątnów II Sp. z o.o.	PLN 199,163,000	199,163	02.09.04	blank sola bills of exchange EMSA		Indirect subsidiary
TOTAL ELEKTRIM MEGADEX		**199,163**				
TOTAL		**286,255**				

Other Information

In the fourth quarter of 2001 Elektrim S.A. continued the restructuring of its portfolio of new economy companies. In October 2001, bankruptcy proceedings were initiated in respect of two data transmission companies: Inter-Net Polska Sp. z o.o. and Polish PhoneSat Sp. z o.o. In December 2001, Elektrim sold its 75% stake in Poland.com S.A and, as a result, disposed of all shares in that company.

At the same time, the employment at Elektrim S.A. was rationalised and, in consequence, reduced by nearly 20% as compared with the third quarter of 2001.

12. Announcement dated 19 February 2002 :

The Management Board of Elektrim S.A. announces that it has received a notice from Bank Pekao S.A., Custody Department, that on 18 February 2002, the transaction of the sale of Elektrim Kable S.A. shares was settled from Elektrim's accounts. As a result of the final settlement of the above transaction Elektrim S.A. sold all the shares of Elektrim Kable S.A. in public calls and does not hold any shares of the above company.

In public calls Elektrim S.A. sold a total of 84,287,823 shares of Elektrim Kable S.A., representing 70.49% of share capital, for the total price of the PLN equivalent of USD 110,000,000.

13. Announcement dated 20 February 2002 :

The Management Board of Elektrim S.A. announces that on 19 February 2002 it received a letter sent on behalf of BRE Bank S.A. in which it was stated that in respect of the fact that Elektrim's Management Board had called a Shareholders' Meeting for 10 April 2002, BRE Bank S.A. may not object to the steps taken by Elektrim's Management Board not to hold the Shareholders' Meeting of Elektrim S.A. on 25 April 2002.

14. Announcement dated 20 February 2002 :

The Management Board of Elektrim S.A. announces that on 19 February 2002, it received information that pursuant to the decision of the Regional Prosecutor's Office in Warsaw dated 14 February 2002, an investigation was commenced in relation to using confidential information in the public trading of securities in the period from 28 August 2001 to 9 February 2002 relating to Elektrim's financial position to purchase the Company's shares.

15. Announcement dated 26 February 2002 :

The Management Board of Elektrim S.A. informs all shareholders that to meet the expectations of shareholders, acting pursuant to § 8 section 2 of the Company Statutes and art. 400 §1 of the Commercial Companies Code it moves date of the Extraordinary Shareholders' Meeting initially convened for 25 May 2002 at 10 hours and changes its agenda.

With regard to the above the Management Board of Elektrim S.A. announces that the Extraordinary Shareholders' Meeting will be held on 10 April 2002 at 11 hours in Warsaw at Pańska 77/79.

Agenda:

1. General matters
   a) Opening of the Meeting
   b) Election of Chairman to preside at the Meeting
   c) Election of the Voting Committee
2. Determination of the number of Supervisory Board members.
3. Election of Supervisory Board members by group voting.
4. Election of the Supervisory Board Chairman.
5. Election of the Supervisory Board Vice Chairman.
6. Setting principles for the remuneration of Supervisory Board members.
7. Closing the Meeting.

The Management Board of Elektrim S.A. announces that shareholders may take part in the Meeting in person or by proxy. Representatives of legal persons should present updated excerpts from relevant registers listing the persons authorised to represent those entities. The person who has not been listed in the excerpt should bear a proxy. Co-owners of shares shall indicate their joint representative to participate in the Meeting. The proxy authorising to participate in the Meeting shall be in writing on pain of being invalid.

The Management Board of Elektrim S.A. announces that pursuant to art. 404 § 3 of the Commercial Companies Code and in connection with art. 11 section 1 of the law dated 21 August 1997 Law on Public Trading of Securities (Dz.U. no 118, item 754 as amended) the right to take part in the Meeting of Shareholders is granted on the basis of depository certificates provided that they have been deposited in the company's office in Warsaw at 77/79 Pańska Street, 4th floor,

room no 411, tel. 432 87 15, 432 87 22 between 10.00 a.m. - 2.00 p.m. at least one week before the date of the Meeting, i.e. by 3 April 2002 (incl.), and are not withdrawn before the conclusion thereof.

The Management Board of Elektrim S.A. announces that registration of attendance on 10 April 2002 will begin at 10.00 hours.

16. Announcement dated 26 February 2002 :
The Management Board of Elektrim S.A. announces that on 26 February 2002 it was informed by JP Morgan Securities Ltd in London that Morgan Fleming Asset Management (UK) Limited (previously: Chase Fleming Asset Management (UK) Limited) holds 4,087,230 shares of Elektrim S.A., representing 4.87% of Elektrim's share capital. This number of shares entitles to 4,087,230 votes, representing 4.87% of the total number of votes at a general meeting of shareholders of Elektrim S.A.

17. Announcement dated 26 February 2002 :
The Management Board of Elektrim S.A. announces that on 26 February 2002 it received a copy of the decision dated 20 February 2002 pursuant to which the Warsaw District Court, XIX Economic Department of the National Court Register dismissed the petition of BRE Bank S.A. and others requesting authorisation to convene the Extraordinary Shareholders' Meeting of Elektrim S.A. The Court recognised in the justification that the Management Board of Elektrim S.A. had fulfilled all requirements relating to the procedure of convening a shareholders' meeting pursuant to the provisions of the Commercial Companies Code and Elektrim's regulations and in respect of the above the petition was groundless.

Yours faithfully,

D. Jacek Krawiec

President of the Management Board